April 21, 2020
VIA EDGAR
The United States Securities and
    Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Subject:	Nationwide Variable Account-II
Nationwide Life Insurance Company
1933 Act File No.333-177319 (Nationwide Destination EV New York 2.0)
CIK Number: 0000356514
Accession Number: 0001193125-20-109954
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, and on behalf of its Nationwide Variable Account-II, Nationwide Life Insurance Company ("Nationwide") respectfully requests the withdrawal of the Post-Effective Amendment No. 26 filed April 17, 2020, for File No. 333-177319, together with all exhibits thereto and correspondence filed therewith ("the Amendment"). Nationwide's request is the result of the Amendment including references to the incorrect 1933 Act File No., including in Part C and in certain exhibits. Accordingly, Nationwide respectfully requests effectiveness of the withdrawal to be as soon as practicable.
Nationwide confirms that the Amendment is not yet effective and no securities have been sold pursuant to the Amendment.
If you have any questions concerning this matter, please contact me at 614-249-8782.
Sincerely yours,
Nationwide Life Insurance Company
/s/ JAMIE RUFF CASTO
Jamie Ruff Casto
AVP, Associate General Counsel
cc: Ms. Jaea Hahn
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies